August 9, 2024

Mihai Draguleasa
Chief Financial Officer
Canagold Resources Ltd.
Suite #1250 - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6

       Re: Canagold Resources Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 29, 2024
           File No. 000-18860
Dear Mihai Draguleasa:

         We issued comments to you on the above captioned filing on July 8, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 26, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation